Exhibit 2.2

AGREEMENT OF CONVEYANCE, TRANSFER AND ASSIGNMENT OF MEMBERSHIP INTERESTS AND ASSUMPTION OF OBLIGATIONS

This Agreement of Conveyance, Transfer and Assignment of Membership Interests and Assumption of Obligations ("Transfer and Assumption Agreement") is made as of December 21, 2015, by Clearwater Ventures, Inc., a Nevada corporation ("Assignor"), and Tuston Brown ("Assignee").

WHEREAS, Assignor is the sole member of Clearwater Nevada, LLC, a Nevada limited liability company, ("the Subsidiary"); and

WHEREAS, through the Subsidiary, Assignor has been engaged in the business of designing and marketing a pool filter product known as the Pool Guardian (the "Business"); and

WHEREAS, On the Effective Date as defined herein, Assignor desires to convey, transfer and assign to Assignee, and Assignee desires to acquire from Assignor, all of the membership interests in the Subsidiary and, in connection therewith, Assignee shall agree to assume all of the liabilities of Assignor relating to the Business and the Subsidiary, on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the mutual promises and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1.                          Assignment of Membership Interests.

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by Assignor, Assignor shall, on the Effective Date, assign, grant, bargain, sell, convey, transfer and deliver to Assignee, and his successors and assigns, all of Assignor's membership interests in Clearwater Nevada, LLC, a Nevada limited liability company, and all other assets related to the Business.

Section 2.                          Assumption.

2.1            Assumed Liabilities.  Assignee shall, on the Effective Date, assume and agree to pay, perform and discharge, fully and completely, all liabilities, commitments, contracts, agreements, obligations or other claims against Assignor, whether known or unknown, asserted or unasserted, accrued or unaccrued, absolute or contingent, liquidated or unliquidated, due or to become due, and whether contractual, statutory, or otherwise associated with the Business and the Subsidiary (the "Liabilities").

2.2            Indemnity.  As of the Effective Date, Assignee shall indemnify and hold harmless the Assignor for any loss, liability, claim, damage, or expense arising from or in connection with any claim relating to or arising out of any Liabilities.

Section 3.                          Effective Date.    The Effective Date shall be December 21, 2015.

Section 4.                          Management of the Subsidiary Pending the Effective Date.  At all times prior to the Effective Date, Assignee shall remain as the sole Manager of the Subsidiary and shall have full discretion regarding the business operations thereof.

Section 5.                          Headings.  The descriptive headings contained in this Transfer and Assumption Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Transfer and Assumption Agreement.

Section 6.                          Governing Law.  This Transfer and Assumption Agreement shall be governed by and construed in accordance with the laws of the State of Nevada applicable to contracts made and to be performed entirely within that state.

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IN WITNESS WHEREOF, this Transfer and Assumption Agreement has been duly executed and delivered by the parties hereto as of the date first above written.

Clearwater Ventures, Inc.

By: /s/ Zheng Huijun
     Zheng Huijun, Chief Executive Officer

 /s/ Tuston Brown
       Tuston Brown